UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 24 Pages
Exhibit Index Found on Page 24

Page 1 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors, B.V.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,332,027[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,332,027[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,332,027[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1This number includes 561,753 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 2 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,872,518[2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,872,518[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,518[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2This number includes 35,862 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 3 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

3This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 4 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[4]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

4This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 5 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

5This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 6 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[6]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

6This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 7 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[7]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

7This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 8 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[8]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

8 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 9 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[9]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

9 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 10 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[10]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

10 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 11 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[11]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

11 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 12 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[12]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

12 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 13 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[13]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 14 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[14]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

14 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 15 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[15]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

15 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 16 of 24 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[16]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

16 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 17 of 24 Pages

This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D initially filed on March 22, 2017, as amended and supplemented by Amendment No. 1 thereto filed on May 25, 2017 (as so amended, the "Prior Schedule 13D" and, as amended and supplemented by this Amendment, this "Schedule 13D").  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.
Preliminary Note:
On June 20, 2017, the Company issued a press release announcing the completion of the Exchange Offer and the Company's acceptance of all warrants tendered therein.  Such tendered warrants included the aggregate 4,382,508 Company Founder Warrants tendered by the Farallon SPVs, which comprised all of the Company Founder Warrants held the Farallon SPVs.  On June 23, 2017 the Company issued to the Farallon SPVs a total of 438,250 Ordinary Shares in exchange for such tendered Company Founder Warrants.

As of the date hereof, the Farallon SPVs hold an aggregate of 597,615 Company Earnout Warrants, each of which entitles its holder, subject to the terms thereof, to purchase one Ordinary Share. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the date hereof the Reporting Persons (as defined in Item 2(a) below) may be deemed to beneficially own the 597,615 Ordinary Shares underlying such Company Earnout Warrants.

Item 2. Identity and Background

This Amendment amends and restates Item 2(a) of the Prior Schedule 13D in its entirety as follows:

(a) This statement is filed by the entities and persons listed in items (i) through (iv) below, all of whom together are referred to herein as the "Reporting Persons."

The Farallon SPVs
(i)
Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) ("Cabana"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Earnout Warrants; and

(ii)
Playa Four Pack, L.L.C., a Delaware limited liability company ("Four Pack"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Earnout Warrants.

Cabana and Four Pack are together referred to herein as the "Farallon SPVs."
The sole owner of Cabana is Coöperatieve Cabana U.A. ("CCUA").  The members of CCUA are Farallon Capital Partners, L.P. ("FCP"), Farallon Capital Institutional Partners, L.P. ("FCIP"), Farallon Capital Institutional Partners II, L.P. ("FCIP II"), Farallon Capital Institutional Partners III, L.P. ("FCIP III") and Farallon Capital Offshore Investors II, L.P. ("FCOI II") (collectively, as such members of CCUA as the sole owner of Cabana, the "Farallon Cabana Funds").
Page 18 of 24 Pages

The members of Four Pack are FCP, FCIP and FCIP III (collectively, as such members of Four Pack, the "Farallon Four Pack Funds").
FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the "Farallon Funds."
The Farallon General Partner
(iii)
Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire upon the exercise of Company Earnout Warrants, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire upon the exercise of Company Earnout Warrants, in each case as the members of Four Pack.

The Farallon Individual Reporting Persons
(iv)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of  the Farallon General Partner, with respect to the Ordinary Shares held by the Farallon SPVs and the Ordinary Shares the Farallon SPVs have the right to acquire upon the exercise of Company Earnout Warrants: Philip D. Dreyfuss ("Dreyfuss"); Michael B. Fisch ("Fisch"); Richard B. Fried ("Fried"); David T. Kim ("Kim"); Monica R. Landry ("Landry"); Michael G. Linn ("Linn"); Ravi K. Paidipaty ("Paidipaty"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts");William Seybold ("Seybold"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Item 4. Purpose of Transaction
This Amendment amends and restates Item 4 of the prior Schedule 13D in its entirety as follows:
The disclosure set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.
The purpose of the acquisition of the Ordinary Shares and the Company Earnout Warrants is for investment.
Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or other securities of the Company or (subject to the terms of the Registration Rights Agreement (as defined in Item 6 of this Schedule 13D)) transfer or dispose of any or all of its Ordinary Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Ordinary Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
Page 19 of 24 Pages

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Company which it may hold at any point in time.
Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company.  Such communications may relate, without limitation, to the Company's strategy, operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

The Farallon SPVs
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 110,109,076 Ordinary Shares outstanding as of June 23, 2017, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 23, 2017, and assumes the exercise by the Farallon SPVs of all Company Earnout Warrants currently held by them for a total of 597,615 Ordinary Shares.

(c)
In connection with the completion of the Exchange Offer, on June 23, 2017, the Company: (i) issued to Cabana 411,952 Ordinary Shares in exchange for the 4,119,523 Company Founder Warrants tendered by Cabana in the Exchange Offer; and (ii) issued to Four Pack 26,298 Ordinary Shares in exchange for the 262,985 Company Founder Warrants tendered by Four Pack in the Exchange Offer.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Earnout Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
The Farallon General Partner
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.
Page 20 of 24 Pages

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Earnout Warrants as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
The Farallon Individual Reporting Persons
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Earnout Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
The Ordinary Shares and the Company Earnout Warrants reported hereby for the Farallon SPVs are held directly by the Farallon SPVs.  The Farallon General Partner, as the general partner of each of the Farallon Funds, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire, in each case as the members of Four Pack.
The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares and Company Earnout Warrants held by the Farallon SPVs.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares and Company Earnout Warrants.
As a result of the provisions of the Shareholder Agreement (as defined and described in Item 6 of this Schedule 13D) relating to voting for certain director designees, the Farallon SPVs, Pace Sponsor (as defined in Item 6 of this Schedule 13D) and HI Holdings Playa (as defined in Item 6 of this Schedule 13D) may be deemed members of a "group" within the meaning of Rule 13d-5(b) under the Exchange Act.  Based solely on the Form 4 filed by Pace Sponsor and certain other persons with the SEC on June 21, 2017, the Reporting Persons believe that Pace Sponsor beneficially owns 9,806,666 Ordinary Shares, without giving effect to the issuance of any Ordinary Shares upon the exercise of outstanding warrants.  Based solely on the Form 4 filed by HI Holdings Playa and certain other persons with the SEC on June 22, 2017, the Reporting Persons believe that HI Holdings Playa beneficially owns 12,143,621 Ordinary Shares, without giving effect to the issuance of any Ordinary Shares upon the exercise of outstanding warrants.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any
Page 21 of 24 Pages

securities of the Company beneficially owned by Pace Sponsor and/or HI Holdings Playa.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Prior Schedule 13D by adding the following at the end of the section captioned "Tender and Support Agreement":

On June 20, 2017, the Company issued a press release announcing the completion of the Exchange Offer and the Company's acceptance of all warrants tendered therein.  Such tendered warrants included the 4,119,523 Company Founder Warrants tendered by Cabana and the 262,985 Company Founder Warrants tendered by Four Pack.  On June 23, 2017 the Company issued 411,952 Ordinary Shares to Cabana and 26,298 Ordinary Shares to Four Pack, in each case in exchange for the Company Founder Warrants tendered by such Farallon SPV.
Page 22 of 24 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 27, 2017

Michael B. Fisch
CABANA INVESTORS, B.V.
By Michael B. Fisch, Authorized Signatory

Michael B. Fisch
PLAYA FOUR PACK, L.L.C.
By Michael B. Fisch, Authorized Signatory

Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13D filed with the SEC on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated herein by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated herein by reference.
Page 23 of 24 Pages

EXHIBIT INDEX

1.
Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 21, 2017 (filed as Exhibit 1 to the Reporting Persons' Schedule 13D with respect to the Ordinary Shares of the Company filed with the SEC on March 22, 2017).

2.
Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.
Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.
Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.
Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.
Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

7.
Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017).

Page 24 of 24 Pages